Exhibit 12.1

Computation of Ratio of Debt-to-Equity

(Dollars in Thousands)	At December 31, 2014
Repurchase agreements	$8,267,388
Securitized debt	110,574
Obligation to return securities obtained as collateral	512,105
Senior Notes	100,000
Total Debt	$8,990,067

Stockholders' Equity	3,203,272

Ratio of Debt-to-Equity	2.8	:1
Debt-to-Equity Multiple	2.8	x